UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 28, 2022

Sezzle Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-56267	81-0971660
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

251 N. 1st Ave.

Suite 200

Minneapolis, MN 55401

(Address of principal executive offices, including zip code)

(651) 504-5402
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☒ Emerging growth company

☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

In this report, “Sezzle Inc.,” “Sezzle,” “Company,” “we,” “us” and “our” refer to Sezzle Inc., and/or one or more of our wholly-owned subsidiaries, unless the context otherwise provides.

Item 1.01 Entry into a Material Definitive Agreement

Agreement and Plan of Merger

On February 28, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Zip Co Limited, an Australian public company limited by shares (“Parent”), and Miyagi Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, at the Closing (as defined in the Merger Agreement), Merger Sub will merge with and into the Company (the “Merger”, and the time of the effectiveness of the Merger, the “Effective Time”), with the Company surviving the Merger as an indirect wholly-owned subsidiary of Parent.

The Merger Agreement provides that, subject to the terms and conditions thereof, at the Effective Time, each share of the Company’s common stock (including each share of the Company’s common stock in respect of which a Company CDI (as defined in the Merger Agreement) has been issued, the “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than shares that are held by the Company (or any of its subsidiaries), Parent (or any of its subsidiaries) or Merger Sub) shall be cancelled and converted into the right to receive, at the election of the Company’s stockholders (subject to the immediately following sentence), (a) a number of Parent Ordinary Shares (“Parent Ordinary Shares”) in the capital of Parent equal to 0.98 (the “Exchange Ratio”, and such consideration, the “Parent Ordinary Share Election Consideration”), or (b) a number of Parent American depositary receipts (“Parent ADRs”) representing a number of ordinary shares in the capital of Parent equal to the Exchange Ratio (such consideration, the “Parent ADR Election Consideration”, and, the Parent ADR Election Consideration together with the Parent Ordinary Share Election Consideration, the “Merger Consideration”). Any Person who is an Australian Stockholder (as defined in the Merger Agreement) will only be entitled to Merger Consideration in the form of Parent Ordinary Share Election Consideration.

At the Effective Time, each unvested and outstanding (i) Company RSU (as defined in the Merger Agreement) will be converted into a performance right relating to a number of Parent Ordinary Shares equal to the Exchange Ratio and (ii) Company Option (as defined in the Merger Agreement) will be converted into an option to purchase a number of Parent Ordinary Shares equal to the Exchange Ratio, in the case of each such Company RSU and Company Option, with the same terms and conditions as were applicable to such Company RSU and Company Option immediately prior to the Effective Time; provided, however, that each Company Option that is subject to a Company total shareholder return performance-based vesting condition (“Company TSR”) shall, immediately prior to the Effective Time, become earned, if at all, by using the Closing Date (as defined in the Merger Agreement) as the end of the applicable performance period for purposes of measuring Company TSR, with the resulting Adjusted Option (as defined in the Merger Agreement), if any, subject to service-based vesting through the end of the original performance period and continuing on the same terms and conditions as were in effect immediately prior to the Effective Time. Additionally, at the Effective Time, each vested and outstanding (i) Company RSU will be cancelled in exchange for the Merger Consideration in the form of either Parent Ordinary Shares or Parent ADRs (at the discretion of the Company so long as the Company provides prior written notice of such determination to Parent) in respect of each Company Share subject to the Company RSU immediately prior to the Effective Time and (ii) Company Option will be cancelled in exchange for the Merger Consideration in the form of either Parent Ordinary Shares or Parent ADRs (at the discretion of the Company so long as the Company provides prior written notice of such determination to Parent) in respect of a number of Company Shares equal to the quotient of (A) the product of (x) to the amount by which the Implied Per Share Value (as defined in the Merger Agreement) exceeds the exercise price of the Company Option multiplied by (y) the total number of Company Shares subject to such Company Option, divided by (B) the Implied Per Share Value. However, in the case of each such Company RSU and Company Option, any holder of such vested Company RSU or vested Company Option who is an Australian Stockholder will only be entitled to Merger Consideration in the form of Parent Ordinary Share Election Consideration.

The Merger Agreement includes customary representations, warranties and covenants of the Company, Parent and Merger Sub. Subject to the terms of the Merger Agreement and certain exceptions, the Company and Parent have agreed to operate their respective businesses in the ordinary course consistent with past practice and use commercially reasonable efforts to maintain their respective business organizations and advantageous business relationships until the Effective Time. Subject to the terms and conditions of the Merger Agreement, prior to the Effective Time, each of the Company, Parent and Merger Sub have agreed to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws (as defined in the Merger Agreement) to consummate the Merger and the other Contemplated Transactions (as defined in the Merger Agreement), the Parent Share Issuance (as defined in the Merger Agreement) and the issuance of the New Parent Equity Awards (as defined in the Merger Agreement) as soon as practicable. Parent has agreed to use reasonable best efforts to take all actions necessary to obtain antitrust approvals and clearances, provided that, neither Parent nor any of its Subsidiaries shall be required to undertake or agree to undertake any (i) Burdensome Condition (as defined in the Merger Agreement) or (ii) other action with respect to any Remedy (as defined in the Merger Agreement) if such Remedy is not conditioned upon effectiveness of the Contemplated Transactions.

The consummation of the Merger is subject to (i) (a) the adoption of the Merger Agreement and approval of the Merger and the other Contemplated Transactions, including the cancellation of the Company Equity Awards (as defined in the Merger Agreement) (unless the Australian Securities Exchange (the “ASX”) grants a waiver from the need to obtain stockholder approval for the cancellation of the Company Equity Awards) by a majority of the issued and outstanding Company Shares and (b) any other vote of Company Stockholders required by applicable Law including the ASX Listing Rules, for the approval of the Merger and the other Contemplated Transactions, including the cancellation of the Company Equity Awards (clauses (i)(a) and (i)(b) together, the “Company Stockholder Approval”) and (ii) the approval of the Contemplated Transactions, the Parent Share Issuance and the issuance of the New Parent Equity Awards for the purposes of any applicable Law (including the ASX Listing Rules) by the Parent Stockholders (as defined in the Merger Agreement) (“Parent Stockholder Approval”).

In addition, the consummation of the Merger is also subject to the satisfaction or waiver of various other customary conditions including, but not limited to (i) the declaration by the U.S. Securities and Exchange Commission (the “SEC”) of the effectiveness of the registration statements on Form F-4 and Form F-6 (and there shall be no stop order or proceedings suspending such effectiveness), (ii) the Parent ADRs shall have been authorized for listing on a United States Exchange (as defined in the Merger Agreement) and the Parent Ordinary Shares issuable pursuant to the Merger Agreement shall have been authorized for listing on the ASX, (iii) the Australian Prospectus (to the extent required by applicable Law (as defined in the Merger Agreement)) will have been lodged with the Australian Securities and Investments Commission (the “ASIC”) and the exposure period prescribed by section 727(3) of the Corporations Act will have elapsed (if applicable) and no stop order is issued by ASIC in relation to the Australian Prospectus and remains in effect (or waivers from the requirement to lodge the Australian Prospectus have been received from ASIC), (iv) receipt of required waivers from the ASX and the ASIC, (v) the expiration or termination of any applicable waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, (vi) no governmental order or law prohibiting the consummation of the Contemplated Transactions or making the consummation of the Contemplated Transactions illegal and (vii) the required regulatory approvals having been obtained without the imposition of a Burdensome Condition. In addition, Parent’s and Merger Sub’s obligations to consummate the Merger are conditioned on receiving an opinion as of the Closing Date concluding that Parent should not be treated as a domestic corporation for United States federal income tax purposes as a result of the Contemplated Transactions.

Pursuant to the Merger Agreement, the Company, subject to certain conditions, cannot directly or indirectly solicit or engage in discussions with third parties regarding, enter into any agreement with respect to, or provide any confidential information in respect of, any Acquisition Proposal (as defined in the Merger Agreement) or an IPO (as defined in the Merger Agreement). If, prior to obtaining the Company Stockholder Approval, the Company receives a bona fide written Acquisition Proposal that did not result in a breach of the non-solicitation obligations, the Company may engage in negotiations regarding such Acquisition Proposal if (i) the Company Board concludes in good faith (on the advice of counsel) that the Acquisition Proposal constitutes or is reasonably expected to lead to a Superior Proposal (as defined in the Merger Agreement) and (ii) failure to engage would reasonably be expected to be inconsistent with the Board’s fiduciary duties under law. At any time prior to obtaining the Company Stockholder Approval, so long as the Company does not breach its non-solicitation covenants, the Company Board may, in response to a Superior Proposal, make a Company Adverse Recommendation Change (as defined in the Merger Agreement) to enter into a definitive agreement with respect to a Superior Proposal, subject to complying with notice and other specified conditions, including providing Parent the opportunity to propose revisions to the terms of the Merger Agreement and paying Parent the Termination Fee (as defined below). Additionally, the Company Board may, at any time prior to obtaining the Company Stockholder Approval, make a Company Adverse Recommendation Change, subject to certain conditions, if the Company Board determines in good faith that there is a material event or change in circumstance that was neither known nor reasonably foreseeable as of the date of the Merger Agreement and does not relate in any way to any Acquisition Proposal with respect to the Company, subject to certain exclusions. Parent is also subject to similar non-solicitation provisions with respect to Acquisition Proposals in respect of Parent, and, at any time prior to obtaining Parent Stockholder Approval, the Parent Board (as defined in the Merger Agreement) may make a Parent Adverse Recommendation Change (as defined in the Merger Agreement) in similar circumstances. Additionally, in the event that any Acquisition Proposal is made with respect to Parent after the date of the Merger Agreement, and such Acquisition Proposal is a Non-Conflicting Acquisition Proposal (as defined in the Merger Agreement), then nothing in the Merger Agreement prohibits or otherwise restricts Parent or any of its Subsidiaries, Affiliates or Representatives (each as defined in the Merger Agreement) from taking any action with respect to such Acquisition Proposal so long as Parent notifies the Company of such Acquisition Proposal and the material terms thereof and keeps the Company reasonably informed of the status of discussions regarding such Acquisition Proposal.

The Company and Parent have agreed to negotiate in good faith and use commercially reasonable efforts to enter into (or cause their applicable Subsidiaries or special purpose entities to enter into) a mutually acceptable receivables purchase agreement (the “RPA”) no later than 30 days after the date of the Merger Agreement, pursuant to which Parent (or its applicable Subsidiary (as defined in the Merger Agreement) or special purpose entity) shall, from time to time upon the request of the Company, on the terms and subject to the conditions to be set forth in the RPA, which is to be effective three months after the date on which the Company and the Parent entered into the Merger Agreement, purchase receivables from the Company or its applicable Subsidiary (or special purpose entity) for a purchase price to be set forth in the RPA and for an aggregate purchase price of up to AUD 50,000,000,.

The Merger Agreement may be terminated by the Company or Parent if, among other things, (i) any of the Contemplated Transactions would violate a final, non-appealable government order or any law, (ii) there is a final non-appealable denial of a required regulatory approval, (iii) the Merger is not consummated by November 28, 2022 (the “Termination Date”), subject to a mutual right to extend the Termination Date until February 28, 2023 under certain circumstances, (iv) the Company Stockholder Approval has not been obtained at the Company Stockholders’ Meeting (as defined in the Merger Agreement) or any adjournment or postponement thereof, or (v) the Parent Stockholder Approval has not been obtained at the Parent Extraordinary General Meeting (as defined in the Merger Agreement) or any adjournment or postponement thereof. In addition, the Company has the right to terminate the Merger Agreement, among other circumstances, if (i) at any time prior to the receipt of the Company Stockholder Approval, the Company Board makes a Company Adverse Recommendation Change and enters into an agreement for a Superior Proposal (provided the Company pays the Termination Fee to Parent), or (ii) if Parent breaches its non-solicitation obligations or the Parent Board makes a Parent Adverse Recommendation Change or withdraws the Parent Recommendation (as defined in the Merger Agreement) in a manner adverse to the Company. Parent has the right to terminate the Merger Agreement if (i) the Company Board makes a Company Adverse Recommendation Change, (ii) withdraws the Company Recommendation (as defined in the Merger Agreement) in a manner adverse to Parent or (iii) at any time prior to the receipt of the Parent Stockholder Approval, if the Parent Board makes a Parent Adverse Recommendation Change and enters into an agreement for a Superior Proposal and pays the Parent Termination Fee.

The Company will be required to pay to Parent a termination fee of AUD 7,800,000 (the “Termination Fee”) if the Merger Agreement is terminated by (i) the Company, if the Company Board makes a Company Adverse Recommendation Change and enters into an agreement with respect to a Superior Proposal, (ii) Parent, if the Company breaches the non-solicitation covenants or makes an Company Adverse Recommendation Change, or (iii) the Company or Parent, if (a) an Acquisition Proposal in respect of the Company is made known to the Company Board or Company Stockholders, (b) the Merger Agreement is terminated due to the Merger not being consummated by the Termination Date (subject to the three month extension right discussed above) without the Company Stockholder Approval being obtained or the Company Stockholder Approval has not been obtained and (c) within 12 months of termination the Company enters into a definitive agreement with respect to or consummates any Acquisition Proposal with respect to the Company or its subsidiaries; provided that for this purpose, 50% shall be substituted for 20% in the definition of Acquisition Proposal.

Parent will be required to pay to the Company a reverse termination fee of AUD 31,400,000 (the “Parent Termination Fee”) if the Merger Agreement is terminated by (i) Parent, if the Parent Board makes a Parent Adverse Recommendation Change and enters into definitive agreement with respect to a Superior Proposal, (ii) the Company, if Parent breaches the non-solicitation covenants or makes a Parent Adverse Recommendation Change or (iii) the Company or Parent, if (a) an Acquisition Proposal in respect of Parent is made known to the Parent Board or Parent Stockholders, (b) the Merger Agreement is terminated due to the Merger not being consummated by the Termination Date (subject to the three month extension right discussed above) without the Parent Stockholder Approval being obtained or the Parent Stockholder Approval has not been obtained and (c) within 12 months of termination Parent enters into a definitive agreement with respect to or consummates any Acquisition Proposal with respect to Parent or its subsidiaries; provided that for this purpose, 50% shall be substituted for 20% in the definition of Acquisition Proposal. Additionally, in the event the Merger Agreement is terminated in certain circumstances related to the failure to obtain certain regulatory approvals, Parent will be required to reimburse the Company for certain reasonable and documented out-of-pocket expenses up to $5,000,000 unless the Termination Date is extended pursuant to the Merger Agreement, in which case the amount shall be up to $8,000,000.

The foregoing summary of the principal terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full copy of the Merger Agreement filed as Exhibit 2.1 hereto and incorporated herein by reference. The assertions embodied in the representations and warranties included in the Merger Agreement were made solely for purposes of the contract among the Company, Merger Sub and Parent and are subject to important qualifications and limitations agreed to by the Company, Merger Sub and Parent in connection with the negotiated terms, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s filings with the SEC or may have been used for purposes of allocating risk among the Company, Merger Sub and Parent rather than establishing matters as facts. Investors should not rely on the representations and warranties or any description of them as characterizations of the actual state of facts of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and this subsequent information may or may not be fully reflected in public disclosures by the Company or Parent.

Company Support Agreements

On February 28, 2022, concurrently with the execution and delivery of the Merger Agreement, Parent entered into support agreements (the “Company Support Agreements”) with Charles Youakim and Paul Paradis of the Company (the “Company Stockholders”), pursuant to which, among other things and subject to the terms and conditions therein, Company Stockholders agreed to vote all Company Shares that they beneficially own, representing approximately 48% of the total current outstanding voting power of the Company, in favor of the Merger and the adoption of the Merger Agreement and otherwise in favor of the Company Stockholder Approval, and against any competing transaction. The Company Support Agreements cannot be amended without the written consent of Parent and Company Stockholders.

The voting support under the Company Support Agreements ceases upon the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the termination of this Agreement by written notice from Parent to the Company Stockholders or (iv) in the event the Company’s Board or any duly authorized and empowered committee thereof makes a Company Adverse Recommendation Change in accordance with the applicable provisions of the Merger Agreement.

The foregoing description of the Company Support Agreements is qualified in all respects by reference to the full text of the form of the agreement, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

Parent Support Agreements

On February 28, 2022, concurrently with the execution and delivery of the Merger Agreement, Company entered into support agreements (the “Parent Support Agreements”) with Larry Diamond and Peter Gray of Parent (the “Parent Stockholders”), pursuant to which, among other things and subject to the terms and conditions therein, Parent Stockholders agreed to vote all Covered Parent Ordinary Shares (as such term is defined in the Parent Support Agreements) that they beneficially own, representing approximately 12% of the total current outstanding voting power of Parent, in favor of approval of the transactions contemplated by the Merger Agreement, all resolutions required to give effect to the Contemplated Transactions, the Parent Share Issuance and the issuance of the New Parent Equity Awards for the purposes of any applicable law (including the ASX Listing Rules), and against any competing transaction. The Parent Support Agreements cannot be amended without the written consent of the Company and Parent Stockholders.

The voting support under the Parent Support Agreements ceases upon the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the termination of this Agreement by written notice from Company to the Parent Stockholders or (iv) in the event the Parent’s Board or any duly authorized and empowered committee thereof makes a Parent Adverse Recommendation Change in accordance with the applicable provisions of the Merger Agreement.

The foregoing description of the Parent Support Agreements is qualified in all respects by reference to the full text of the form of the agreement, which is attached as Exhibit 10.2 hereto and incorporated by reference herein.

Credit Agreement Amendment and Limited Guaranty Amendment

On February 25, 2022, the Company entered into Amendment No. 3 (the “Credit Agreement Amendment”) to that certain Revolving Credit and Security Agreement, dated as of February 10, 2021, as amended as of April 29, 2021, as further amended as of October 15, 2021, by and among Sezzle Funding SPE II, LLC (the “Borrower”), Goldman Sachs Bank USA (the “Administrative Agent”) and the other lenders party thereto from time to time (the “Existing Credit Agreement”).

The Credit Agreement Amendment amends certain definitions and events of default under the Existing Credit Agreement to clarify the terms of applicable cure periods involving replacement of the Servicer or Backup Servicer (each as defined therein).

On February 25, 2022, the Company also entered into Amendment No. 1 (the “Limited Guaranty Amendment”) to that certain Limited Guaranty and Indemnity Agreement, dated as of February 10, 2021, by and among the Company (as “Limited Guarantor” thereunder) and the Administrative Agent (the “Existing Limited Guaranty”).

The Limited Guaranty Amendment amends the Existing Limited Guaranty to adjust and provide alternatives for certain Limited Guarantor financial covenant measurement thresholds and requires certain Limited Guarantor compliance reporting obligations during a defined modification period. The length of the modification period is dependent in part upon the ongoing status of the Merger Agreement and progress toward closing of the Merger.

The foregoing description of the Credit Agreement Amendment and Limited Guaranty Amendment is qualified in all respects by reference to the full of the Credit Agreement Amendment and Limited Guaranty Amendment, which is attached as Exhibit 10.3 hereto and incorporated by reference herein.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) On February 28, 2022 the Company entered into indemnification agreements with its principal financial officer, Ms. Karen Hartje, and certain other officers (each an “Officer”). Each indemnification agreement provides that, subject to certain exceptions and limitations set forth therein, the Company will indemnify and advance certain expenses to the Officer to the fullest extent, and only to the extent, permitted by applicable law in effect as of the date of the agreement and to such greater extent as applicable law may thereafter from time to time permit.

The foregoing description of the indemnification agreements is qualified in all respects by reference to the full text of the form of the indemnification agreement, which is attached as Exhibit 10.4 here and incorporated by reference herein.

Item 7.01 Regulation FD Disclosure

On February 28, 2022, the Company and Parent issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement with Parent, and Merger Sub, providing for, among other things, the merger of Merger Sub with and into the Company, with the Company surviving the merger. A copy of the Press Release is attached as Exhibit 99.1 to this report.

The information contained in this Item 7.01 and the accompanying Exhibit 99.1 are furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended, nor shall they be deemed incorporated by reference in any filing with the SEC made by the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Cautionary Note Regarding Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transaction between Parent and Sezzle, including, but not limited to, statements regarding the expected benefits of the Proposed Transaction and the anticipated timing, completion and effects of the Proposed Transaction, strategies, objectives and the products and markets of Sezzle. These forward-looking statements generally are identified by the words “believe,” “predict,” “target,” “contemplate,” “potential,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “could,” “will be,” “will continue,” “will likely result,” or similar expressions. Forward-looking statements are predictions, projections and other statements about future events or trends that are based on current expectations and assumptions. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Sezzle and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Forward looking statements involve inherent known and unknown risks, uncertainties and contingencies, both general and specific, many of which are beyond Sezzle’s control, and there is a risk that such predictions, forecasts, projections, and other forward-looking statements will not be achieved. Actual results may be materially different from those expressed or implied in forward-looking statements and any projections and assumptions upon which these statements are based. These forward-looking statements are subject to a number of risks and uncertainties, including, those set out in this Current Report on Form 8-K or in the documents filed or furnished herewith, but not limited to: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the Merger Agreement by the stockholders of Sezzle or Parent and the receipt of certain U.S. and foreign governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (iv) Sezzle’s and Parent’s ability to increase its merchant network, its base of consumers and underlying merchant sales; (v) Sezzle’s and Parent’s ability to effectively manage growth, sustain its growth rate and maintain its market share; (vi) the impact of Sezzle’s and Parent’s exposure to consumer bad debts and insolvency of merchants; (vii) the impact of key vendors or merchants failing to comply with legal or regulatory requirements or to provide various services that are important to Sezzle’s and Parent’s operations; (viii) the impact of the nature of the integration, support and presentation of Sezzle’s and Parent’s platform by its merchants; (ix) the impact of exchange rate fluctuations in the international markets in which Sezzle and Parent operate; (x) Sezzle’s and Parent’s ability to protect its intellectual property rights; (xi) Sezzle’s ability to achieve its public benefit purpose and maintain its B Corporation certification; (xii) the effect of the announcement or pendency of the Proposed Transaction on Sezzle’s and Parent’s business relationships, operating results, and business generally and the responses of merchants and business partners to the announcement, (xii) risks that the Proposed Transaction disrupts current plans and operations of Sezzle or Parent (xiii) potential difficulties in retaining Sezzle and Parent customers and employees as a result of the Proposed Transaction, (xiv) risks related to diverting the attention of the management of Sezzle and Parent from each party’s respective ongoing business operations, (xv) Sezzle and Parent’s estimates of its financial performance, including requirements for additional capital and its ability to raise sufficient funds to meet its needs in the future; (xvi) changes in general economic or political conditions; (xvii) changes in the markets in which Sezzle and Parent competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (xviii) the impact of the Buy-Now Pay-Later (“BNPL”) industry becoming subject to increased regulatory scrutiny; (xix) the impact of the costs of complying with various laws and regulations applicable to the BNPL industry in the United States and the international markets in which Sezzle and Parent operate; (xx) the impact of macro-economic conditions on consumer spending; (xxi) slowdowns in securities trading or shifting demand for security trading product; (xxii) the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; (xxiii) legislative or regulatory changes; (xxiv) the impact of operating in a highly competitive industry; (xxv) reliance on third party service providers; (xxvi) the impact of a potential loss of Sezzle’s or Parent’s key partners and merchant relationships; (xxvii) competition in retaining key employees; (xxviii) Sezzle’s and Parent’s reliance on new products and establishment and maintenance of its brand; (xxix) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxx) changes to accounting principles and guidelines; (xxxi) potential litigation relating to the Proposed Transaction that could be instituted against Sezzle, Parent or their respective directors and officers, including the effects of any outcomes related thereto; (xxxii) the outcome of any legal proceedings that may be instituted against Parent or against Sezzle related to the Merger Agreement or the Proposed Transaction (which may result in significant costs of defense, indemnification and liability), (xxxiii) the price of Sezzle’s or Parent’s securities may be volatile due to a variety of factors; (xxxiv) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xxxv) unexpected costs, charges or expenses resulting from the Proposed Transaction; (xxxvi) the possibility that competing offers or acquisition proposals for Sezzle or Parent will be made, which could result in termination of the Merger Agreement, (xxxvii) the risk that Parent is unable to consummate the financings contemplated by the Merger Agreement on acceptable terms or at all, (xxxviii) the risk that Parent shareholders do not approve the Proposed Transaction, if their approval is required, and (xxxix) Parent’s ability to realize the synergies contemplated by the Proposed Transaction and integrate the business of Sezzle. The risks and uncertainties may be amplified by the COVID-19 pandemic (and related variants), which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic (and related variants) impacts Sezzle’s or Parent’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Parent and Sezzle described in the “Risk Factors” section of Sezzle’s Form 10 filed with the SEC, Parent’s Form F-4 to be filed with the SEC and other documents filed by either Parent or Sezzle from time to time with the ASX, the ASIC and/or the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that Sezzle presently does not know or that Sezzle currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Sezzle’s expectations, plans or forecasts of future events and views as of the date of this document. These forward-looking statements should not be relied upon as representing Sezzle’s assessment as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and Sezzle assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Sezzle does not give any assurance that either Parent or Sezzle, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving the Company and Parent. In connection with the proposed acquisition by Parent of the Company (the “Proposed Transaction”), Parent will file with: (a) the SEC a registration statement on Form F-4, (b) to the extent required by ASIC, a prospectus in Australia with the ASIC in relation to the offer of ordinary shares of Parent, and (c) with the ASX, the Notice of Parent Extraordinary General Meeting (as defined in the Merger Agreement) in connection with the Parent Stockholder Approval. The registration statement will include a document that serves as a prospectus of Parent and a proxy statement of the Company (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC, ASIC and the ASX. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, AUSTRALIAN PROSPECTUS (IF ANY), NOTICE OF PARENT EXTRAORDINARY GENERAL MEETING, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus and Australian prospectus (if any) will be mailed to the Company’s security holders when it becomes available. Investors and security holders will be able to obtain the registration statement, the proxy statement/prospectus, the Australian prospectus (if any) and all other relevant documents filed or that will be filed free of charge from the SEC’s website at www.sec.gov or at the ASX’s website at www2.asx.com/au. The documents filed by the Parent or the Company with the SEC and the ASX may also be obtained free of charge at the Parent’s or Company’s website at https://investors.sezzle.com/ and https://zip.com/investors.

Participants in the Solicitation

Parent, the Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s security holders with respect to the Proposed Transaction. Information about Parent’s directors and executive officers is available in Parent’s Annual Report to Stockholders for the fiscal year ended June 30, 2021 filed with the ASX on September 28, 2021. Information concerning the ownership of the Company’s securities by the Company’s directors and executive officers is included in the Company’s Registration Statement on Form 10, filed with the SEC on October 25, 2021. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of the Company’s stockholders in connection with the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction (if and when they become available). Security holders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Parent or the Company as indicated above.

No Offer or Solicitation

This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of February 28 2022, by and among Sezzle Inc., Zip Co. Limited, and Miyagi Merger Sub
10.1	Form of Company Support Agreement
10.2	Form of Parent Support Agreement
10.3	Amendment No. 3 to Revolving Credit Agreement, Amendment No. 1 to Limited Guaranty and Indemnity Agreement and Amendment No. 1 to Servicing Agreement, dated as of February 25, 2022, by and among Sezzle Funding SPE II, LLC, Sezzle Inc., the Lenders party thereto and Goldman Sachs Bank USA.
10.4	Form of Indemnification Agreement
99.1	Press Release, dated February 28, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Certain exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted exhibits or schedules upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEZZLE INC.

Date: February 28, 2022	By:	/s/ Charles Youakim
Charles Youakim
Chief Executive Officer

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